NUONCOLOGY LABS, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

February 7, 2022

Gary Guttenberg

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NuOncology Labs, Inc.
Registration Statement on Form 10-12G
Filed on January 4, 2022
File No. 000-26113

Dear Mr. Guttenberg,

Set forth below is the response for NuOncology Labs, Inc., a Florida corporation (“NLAB” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated January 31, 2022, with respect to our Form 10-12(g)  filed on January 4, 2022.

Registration Statement on Form 10-12G filed January 4, 2022

Business, page 1

1.        You disclose that "[a]s Custodian, the duties were to conduct daily business, hold shareholder meetings, appoint officers and directors, reinstate the company with the Nevada Secretary of State." Please clarify your reference to the Nevada Secretary of State as previously you stated that the company was incorporated in the State of Florida or revise your disclosure as appropriate.

Response:

The language has been revised to state the following:

As Custodian, the duties were to conduct daily business, hold shareholder meetings, appoint officers and directors, reinstate the company with the Florida Secretary of State

2.        We note your disclosure that the "custodianship termination is pending." We also note that Exhibit 10.1 to your filing may indicate that the custodianship was terminated in December 2021. Please advise if that is the case and update your disclosure as appropriate.

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Response:

The language has been revised to state the following:

The custodianship was terminated on December 9, 2021.

3.        Please describe in greater detail how the company plans to search for a merger and how long the company would continue without a merger partner.

Response:

The language has been revised to state the following:

As of the time of this filing, the Company has not implemented a business combination. Our business plan is to merge with, or acquire, an operating entity that offers product or service growth potential. We are actively looking for a suitable merger candidate and evaluating potential target companies that align with our business plan. This will require review of financials, products and management of the merger candidate. We anticipate the review process could take up to 30 days after a viable candidate is located.

4.       We note your disclosure that you are a blank check company under Rule 419 of the Securities Act of 1933. Please add risk factor disclosure to address that, in the event you offer securities pursuant to a registration statement under the Securities Act, such offering will be subject to the provisions of Rule 419, including but not limited to the requirements that proceeds of such offerings be deposited in escrow pending completion of an acquisition. Please also address the need to comply with Rule 419 in connection with any offering of your securities, including provisions relating to the deposit of securities into escrow, the timing and conditions for release of deposited securities and funds after any acquisition (including the need to file a post- effective amendment), and the applicable unwinding procedures and timing in the event an acquisition is not consummated. Refer to sections (b)(3), (e)(2)(iv), and (e)(3)(ii) of Rule 419. In addition, expand your risk factors to address the effect of compliance with state statutes, rules, and regulations limiting the sale of securities by blank check companies. Include details regarding any other difficulties you may encounter in attempting to raise funds as a blank check company. Please also address that your requirements to comply with Rule 419 could potentially deter a target company from entering into a business transaction with your company.

Response:

It is my understanding that Rule 419 imposes restrictions on any blank check company that wishes to conduct a public offering of its securities through the SEC registration process. Almost all money raised is put in escrow pending an acquisition. The securities being offered are also placed in escrow, so no trading occurs before completion of the acquisition.

We are not offering any securities through an SEC registration. Any acquisition would be predicated on the Preferred A shares, which do not require a registration.

5.        We note your disclosure on page 13 that Ms. Keaveney is the interim CEO and control person for Prom Resources, Inc. and GSDT Fintech Group, Inc. It also appears that your promoter has interests in other blank check companies such as Nhale, Inc. and China Changjiang Mining & New Energy Co., Ltd. that may pursue business combinations. Please include a risk factor that indicates all blank check companies that your promoter has an interest in and describes all material potential conflicts of interest that may arise in determining whether your company or another company controlled by your promoter pursues a particular business combination transaction.

Response:

Please refer to Item 7. Certain Relationships and Related Transactions and Director Independence for promoter disclosure and the risks are disclosed in the Risk Factors section.

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I am no longer interim CEO or control person for Prom Resources and GSDT Fintech Group, Inc. The sentence was deleted from the Form 10. My control interest was sold, and I resigned as officer and director from Prom Resources on December 17, 2021 and GSDT Fintech Group, Inc. on November 17, 2021.

I was appointed custodian for Nhale, Inc. and Changjiang Mining & New Energy Co., Ltd., however I am no longer involved with these companies, except to the extent of drafting the Form 10. The custodianship for Nhale was discharged on April 7, 2021 and Changjiang Mining & New Engergy Co., Ltd on May 18, 2020. After discharge of the custodianships, I had no further involvement.

Our common stock is currently listed on the Expert Market on the OTC Markets platform, page 9

6.        Please clarify, if true, that quotations in Expert Market securities are restricted from public viewing and that only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities. Please expand your risk factor to address that your securities could be particularly illiquid due to being listed on this market and that if you remain on the Expert Market that could impede a potential merger, acquisition, reverse merger or business combination pursuant to which the company could become an operating company. In addition, in an appropriate location in your filing, please indicate the steps that you will need to take in order to get listed on an exchange or quoted on a different tier of the OTC Markets and where you are in such efforts.

Response:

The following language was inserted:

Quotations in Expert Market securities are restricted from public viewing and only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities. Our securities could be particularly illiquid due to being listed on this market and that if we remain on the Expert Market it could impede a potential merger, acquisition, reverse merger or business combination pursuant to which the company could become an operating company.

Language inserted on the Introductory Comment page:

Our Company is currently listed on the Expert Market on the OTC Markets platform. Our stock quote is not currently quoted on OTC Markets. The market for our stock is uncertain at this time. Quotations in Expert Market securities are restricted from public viewing and only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities. Our securities could be particularly illiquid due to being listed on this market and that if we remain on the Expert Market it could impede a potential merger, acquisition, reverse merger or business combination pursuant to which the company could become an operating company.

We have taken steps to be listed on a different tier of the OTC Markets. The filing of this registration statement and continued compliance with financial reporting requirements will allow NLAB to be listed as a Pink Current company on the OTC Markets platform. In addition, we are actively pursuing a viable merger candidate which will allow us continued Pink Current status

Our officers, directors and principal stockholders own a large percentage of our issued and outstanding shares, page 9

7.        We note your disclosure that, as of October 31, 2021, your officers, directors, and principal stockholders were deemed to be the beneficial owners of approximately 83.5% of your issued and outstanding shares of common stock. Please tell us how you calculated this percentage or revise your disclosure as appropriate. Please also indicate, if true, that the holders of the Series A preferred stock could determine the outcome of any actions that require stockholder approval as a result of the 1,000 votes attributed to each share of Series A preferred stock, including any proposed business combination.

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Response:

The 83.5% was based adding beneficial shareholders and officer/director that hold the issued and outstanding common stock. This number was incorrect, 51.4% is the corrected number. Correction noted on the amendment.

Beneficial shareholders were anyone owning over 4,939,183 shares of the issued and outstanding common stock, 98,283,664. There was one beneficial shareholder owning 50,010,000 and the officer and director owning 500,000.

In addition, I added the ownership of the Preferred A shares in a separate paragraph.

The following language was inserted:

Our sole officer and director holds 100% of the Convertible Series A Preferred Stock. Each share of Convertible Series A Preferred Stock is convertible into 1,000 shares of common stock. In addition, the Convertible Series A Preferred Stock has voting privileges of 1,000 votes for each share held. These shares have not been converted as of this writing.

As a result, the holder of the Convertible Series A Preferred Stock, via voting rights, can determine the outcome of any actions taken by us that require stockholder approval. For example, they will be able to elect all our directors, control the policies and practices of the Company and control the outcome of any proposed business combination.

Management's Discussion and Analysis or Plan of Operation, page 11

8.        Please include a management's discussion and analysis of the financial condition and results of operations for the interim periods included in your filing. Refer to Item 303(c) of Regulation S-K.

Response:

The following language was inserted:

Results of Operations for NuOncology Labs, Inc. —Comparison of the Three and Nine Months ended September 30, 2021 and 2020 (unaudited)

Revenue

We had no revenues from operations during either 2020 or 2021.

General and Administrative Expense

General and Administrative Expenses were Nil for the three and nine months ended September 30, 2021 compared to Nil for the year ended September 30, 2020, an increase of $0.

Stock compensation expense

During the nine months ended September, 2021, we incurred Nil on non-cash stock compensation expense from the issuance of common stock for services. There was no stock issued for services in the prior year.

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Net Loss

We had a net loss of Nil for the three and nine months ended September 30, 2021, compared to Nil for the year ended September 30, 2020.

Liquidity and Capital Resources

As of September 30, 2021, we had $0 of cash, no liabilities and an accumulated deficit of $(10,818,535). We used zero of cash in operations for the year ended September 30, 2020 and received net proceeds from financing of $0.

The financial statements accompanying this Report have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of our business. As reflected in the accompanying financial statements, we have not yet generated any revenue, had a net loss of Nil and have an accumulated stockholders’ deficit of $0.00 as of September 30, 2021. These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our ability to raise additional funds and implement our business plan. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Liquidity and Capital Resources, page 12

9.        Please provide the analysis required by Item 303(b)(1) of Regulation S-K. Your analysis in this regard should address how you intend to fund the expenses to be incurred for filing periodic reports and implementing disclosure controls and procedures that you disclose may be as high as $70,000 annually.

Response:

The following language was inserted:

In the next 12 months our expenses could be as high at $70,000. Expenses include preparing and distributing reports and other stockholder communications in compliance with our obligations under the federal securities laws and the applicable national securities exchange listing rules. In addition, we will incur costs associated with retaining outside counsel, accountants, and transfer agent fees. As we have not yet identified a merger candidate and have not generated revenue, there is an ongoing concern that NLAB will have the ability to fund these expenses without the assistance of outside funding.

We may raise additional funds in the future by issuing additional shares of common stock or other securities, which may include securities such as convertible debentures, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock.

Directors and Executive Officers, page 13

10.        For your director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director. Please also disclose your director’s principal occupations and employment during the past five years specifying the periods your director held such positions. Please refer to Item 401(e) of Regulation S-K.

Response:

The following language was inserted:

Rhonda L. Keaveney is the Founder and Managing Member of Small Cap Compliance, LLC, a securities compliance firm specializing in micro-cap public companies. Ms. Keaveney founded Small Cap Compliance, LLC in 2014 and has been her principal employment since inception. Her experience includes securities compliance, reverse mergers, custodian shells, OTC Markets filings and company reorg.

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Ms. Keaveney has been appointed custodian for several public entities in her position with Small Cap Compliance. Her duties as custodian require Ms. Keaveney to rehabilitate a microcap company that is disrepair. These duties include state filings to reinstate the company, bringing the company current with their transfer agent, holding shareholder meetings, appointing officer and directors, negotiating company debt, general day to day management and compliance.

Ms. Keaveney’s experience with custodian entities is a great fit for the position of officer and director of NuOncology Labs, Inc. She has extensive knowledge of microcap companies that require regulatory compliance. Ms. Keaveney has experience in drafting registration statements (S-1 and Form 10) and regulatory compliance (Edgar filings, OTC Markets filings, FINRA corporate actions, internal company controls, daily management of public companies).

Ms. Keaveney has worked in the public company industry for over 20 years and has extensive experience in rehabilitating administratively abandoned public companies and mergers and acquisitions.

Ms Keaveney started in the industry as stockbroker in 1993, Series 7 and 63 licensed. After working for several boutique brokerage firms, she moved into the role of compliance officer in 1996, holding a Series 24 license and managed brokers for mutual fund and annuity companies.

After her role as compliance officer, Ms. Keaveney held the position of COO for an OTCBB company, MotorSports Emporium, Inc., from 2005 through 2008. She managed the financial accounting department and maintained SEC compliance for the company. Since then, she has acted as Interim CEO for several OTC Pinks companies and assisted in reorganization of these entities.

Ms. Keaveney also holds a Juris Doctor degree and worked as an independent contractor for the State of Arizona in 2013. She was assigned to state appointed attorneys and assisted in preparation and trying of cases.

Executive Compensation, page 14

11.        Please update your disclosure in this section for your last completed fiscal year. Refer to Item 401(m) of Regulation S-K.

Response:

The following language was inserted:

For each of the fiscal years ended December 31, 2020 and 2019 there was no direct compensation awarded to, earned by, or paid by us to any of our executive officers.

Consolidated Financial Statements

Note 1 - Organization and Description of Business, page 30

13.        We reference the disclosure throughout your filing that NuOncology Labs, Inc. operated as commercial laboratory and provided predictive chemosensitivity and immunotherapy predictive tests on biopsy tissues and other oncological laboratory testing services and products until it was abandoned in October of 2021. Please clarify whether there was any operations related to the commercial laboratory business during the periods presented and, if so, why that activity is not included in the audited or interim financial statements. Please also address whether there were any assets or liabilities associated with this business prior to its abandonment.

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Response:

There were no business operations related to the commercial laboratory business during the periods presented. The company was abandoned several years prior to the date of the appointment of custodianship and there were no assets associated with the business prior to abandonment. The company obtained a debt write off legal opinion for the liabilities listed on Form 10SB12G filed in 1999. Please see Exhibit 5.1 for details of the debt write off.

Item 15. Financial Statements and Exhibits, page 33

14.        Please file your certificate of incorporation as currently in effect and any amendments thereto as exhibits to your filing. Please ensure that your exhibits also include the appropriate instrument which evidences the rights of the Series A preferred stock.

Response:

Restated Articles of Incorporation and Amendments have been filed as exhibits.

General

15.        Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. At that time, you will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you are voluntarily filing this Form 10 and the review process has not been completed before the effectiveness date, you should consider withdrawing the Form 10. You could then file a new Form 10 when you are in a position to address any outstanding issues raised in our comment letters.

Response:

Comments noted and the company will meet all reporting requirements moving forward.

If you have any questions or comments concerning this response, please contact Rhonda Keaveney, at rhonda8058@gmail.com.

Sincerely,

Nu Oncology Labs, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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